                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                                 Amendment No. 3

                               Rent-A-Center, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   76009N 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                               300 S. Grand Avenue
                              Los Angeles, CA 90071
                                 (213) 612-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 76009N 10 0                  13D                        Page 2 of 7
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION OF ABOVE PERSON

       Apollo Investment Fund IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,773,142
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH                 411,354
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          9,773,142
          -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                            411,354
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       10,184,496 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 76009N 10 0                 13D                         Page 3 of 7
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION OF ABOVE PERSON

        Apollo Overseas Partners IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            524,391
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH                411,354
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          524,391
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                           411,354
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      935,745 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

 CUSIP NO. 76009N 10 0                 13D                        Page 4 of 7
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION OF ABOVE PERSON

        Apollo Advisors IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            10,297,533
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               411,354
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          10,297,533
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          411,354
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       10,708,887 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
       PN
------------------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and

Apollo Advisors IV, L.P. (the "Reporting Persons") originally filed on August 17, 1998, Amendment No. 1 filed on August 27, 1998 and Amendment No. 2 filed on October 8, 2001 with respect to the shares of Common Stock, par value $.01 per share, of Rent-A-Center, Inc. ("Rent-A-Center" or the "Issuer").

     Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

     Item 4, to which reference is made regarding a description of the securities of the Issuer owned by the Reporting Persons, is hereby amended and supplemented as follows:

     The Issuer filed a registration statement on Form S-3 (File No. 333-87752) with the Securities and Exchange Commission on May 7, 2002 (thereafter amended on May 9, 2002, as amended, the "Registration Statement"), in connection with the sale of an aggregate of 3,120,000 shares of Common Stock beneficially owned by AIFIV, Overseas IV and Bear Stearns (collectively, the "Selling Stockholders"). The Registration Statement was prepared and filed pursuant to the exercise of a demand registration right by the Reporting Persons. The offering of the Common Stock by the Selling Stockholders will be made as discussed in the Registration Statement.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

     The Reporting Persons beneficially own 287,660 shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately
35.797 shares of Common Stock for an aggregate of 10,297,533 shares of Common Stock. Assuming the conversion of all of the shares of Series Preferred Stock as of the date hereof, the Common Stock beneficially owned by the Reporting Persons would represent approximately 29.7% of the outstanding Common Stock of the Issuer. Beneficial ownership of such shares of Series A Preferred Stock was acquired as described in Item 3 and Item 4.

     Pursuant to an agreement entered into among AIFIV, Overseas IV, Bear Stearns MB 1998-1999 Pre-Fund, LLC, as successor in interest of RC Acquisition Corp. ("Bear Stearns") and the Issuer, the Reporting Persons may be deemed to have shared voting and/or dispositive power with respect to an additional 11,491 shares of Series A Preferred Stock, which are convertible into approximately 411,354 shares of Common Stock. The Reporting Persons disclaim any beneficial ownership except to the extent of their pecuniary interest.

     See also the information contained on the cover pages to this Amendment No. 3 to Schedule 13D which is incorporated hereby by reference.

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          (a) See the information contained on the cover pages to this Amendment
     No. 3 to Schedule 13D which is incorporated herein by reference.

          (b) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 3 to Schedule 13D.

          (c) Not applicable.

          (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented as follows:

     In connection with the Registration Statement and the offering referenced therein, the Reporting Persons anticipate that they will enter into customary and normal agreements with Morgan Stanley & Co. Incorporated, Bear Stearns & Co. Inc., Lehman Brothers Inc., Sun Trust Capital Markets, Inc. and Wachovia Securities, Inc. (collectively, the "Underwriters") and the Issuer. On May 7, 2002, the Reporting Persons entered into letter agreements with the Underwriters. Pursuant to the letter agreements, the Reporting Persons agreed not to offer, sell or otherwise transfer or dispose of any shares of the Issuer's Common Stock or Series A Preferred Stock from the date thereof until 90 days after the date of the final prospectus relating to the offering by the Selling Stockholders, except for the shares of Common Stock to be sold to the Underwriters in connection with the offering and in other limited circumstances. The letter agreements will expire on June 30, 2002 if the offering is not consummated prior to that date.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Form of letters dated May 7, 2002 issued by Apollo Investment Fund
           IV, L.P. and Apollo Overseas Partners IV, L.P., respectively, in favor of Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Incorporated, Lehman Brothers Inc., Sun Trust Capital Market, Inc. and Wachovia Securities, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: May 13, 2002                     APOLLO INVESTMENT FUND IV, L.P.

                                       By:  APOLLO ADVISORS IV, L.P.
                                            Its General Partner

                                       By:  APOLLO CAPITAL MANAGEMENT IV, INC.
                                            Its General Partner

                                            By:  /s/ Michael D. Weiner
                                                --------------------------------
                                                    Michael D. Weiner
                                                    Vice President

Date: May 13, 2002                     APOLLO OVERSEAS PARTNERS IV, L.P.

                                       By:  APOLLO ADVISORS IV, L.P.
                                            Its Managing General Partner

                                       By:  APOLLO CAPITAL MANAGEMENT IV, INC.
                                            Its General Partner

                                            By:  /s/ Michael D. Weiner
                                                --------------------------------
                                                    Michael D. Weiner
                                                    Vice President

Date: May 13, 2002                     APOLLO ADVISORS IV, L.P.

                                       By:  APOLLO CAPITAL MANAGEMENT IV, INC.
                                            Its General Partner

                                            By:  /s/ Michael D. Weiner
                                                --------------------------------
                                                     Michael D. Weiner
                                                     Vice President